UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

January 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 9

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 178,662
	8	Shared Voting Power 1,688,121
	9	Sole Dispositive Power 178,662
	10	Shared Dispositive Power 1,688,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 10.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 9

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 867,463
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 867,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 867,463
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 9

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783
11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 9

1	Names of Reporting Persons Scott L. Bok November 2018 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 267,958
	8	Shared Voting Power None
	9	Sole Dispositive Power 267,958
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 267,958
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 9

1	Names of Reporting Persons Scott L. Bok May 2019 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,917
	8	Shared Voting Power None
	9	Sole Dispositive Power 263,917
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,917
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 6 of 9

Explanatory Note

The purpose of this Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018, November 13, 2018 and August 22, 2019 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on August 22, 2019 is attributable to (i) Scott L. Bok’s purchase on the open market of 16,791 Shares on August 22, 2019 and of 19,970 Shares on August 23, 2019 and (ii) a decrease in the outstanding Shares. In addition, this Amendment No. 4 reflects that on November 8, 2019, 141,901 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2018 Annuity Trust (the “Intra-Group Transfer”). The Intra- Group Transfer resulted in no change in the aggregate number of Shares beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The first row of the table under Item 2 is hereby amended and restated as follows:

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Scott L. Bok	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Chairman and Chief Executive Officer of Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Investment Banking

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On August 22, 2019, Scott L. Bok purchased 16,791 Shares through a broker on the open market at a price per share of $13.73. The source of funds for such purchase was personal funds of Scott L. Bok.

On August 23, 2019, Scott L. Bok purchased 19,970 Shares through a broker on the open market at a price per share of $13.70. The source of funds for such purchase was personal funds of Scott L. Bok.

CUSIP No. 395259104	13D	Page 7 of 9

Item 4.	Purpose of the Transaction.

The second sentence of the first paragraph under Item 4 is hereby amended and restated as follows:

Scott L. Bok is the Chairman and Chief Executive Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 4. Percentages are based on 18,185,878 Shares outstanding as of January 14, 2020.

As of the date hereof, the Reporting Persons beneficially own 1,866,783 Shares as a group, representing approximately 10.3% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 178,662 Shares, representing approximately 1.0% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 867,463 Shares, representing approximately 4.8% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.6% of the outstanding Shares.

Scott L. Bok November 2018 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2018 Annuity Trust. The Scott L. Bok November 2018 Annuity Trust is the direct beneficial owner of 267,958 Shares, representing approximately 1.5% of the outstanding Shares.

Scott L. Bok May 2019 Annuity Trust. Scott L. Bok controls the Scott L. Bok May 2019 Annuity Trust. The Scott L. Bok May 2019 Annuity Trust is the direct beneficial owner of 263,917 Shares, representing approximately 1.5% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 4.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 4.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 4.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 4.

(c) On November 8, 2019, 141,901 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2018 Annuity Trust pursuant to the terms of such trust.

On August 22, 2019, Scott L. Bok purchased 16,791 Shares through a broker on the open market at a price per share of $13.73.

CUSIP No. 395259104	13D	Page 8 of 9

On August 23, 2019, Scott L. Bok purchased 19,970 Shares through a broker on the open market at a price per share of $13.70.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first sentence of the first paragraph under Item 6 is hereby amended and restated as follows:

As the Chairman and Chief Executive Officer of the Issuer, Scott L. Bok is eligible to receive awards under the Issuer’s Equity Incentive Plans, which were adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2020

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2018 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok May 2019 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee